EXHIBIT 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization

Bio Blue Bird AG	Lichtenstein

Viridis Biotech, Inc.	Nevada

PharmaCyte Biotech Australia Pty. Ltd.	Australia

PharmaCyte Biotech Europe Limited	Ireland